Mail Stop 4561

May 18, 2009

Ronald J. Fior
Chief Financial Officer and
Senior Vice President
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

> **Re: Callidus Software Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-50463**

Dear Mr. Fior:

We have reviewed your response letter dated April 16, 2009 in connection with the above-referenced filing and have the following comments.

Item 9A. Controls and Disclosures

Management's Annual Report on Internal Control Over Financial Reporting, page 49

1.   We note your response to comment 1 of our letter dated April 6, 2009 that management made changes in the company's internal controls over financial reporting in the fourth quarter of 2008 to address the misstatements and to prevent a recurrence of the issues. You stated in the Form 10-K that there were "no changes in [y]our internal control over financial reporting during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please advise.

Item 11. Executive Compensation

Incorporated by Reference to Definitive Proxy Statement Filed April 24, 2009

Compensation Discussion and Analysis, page 16

Performance Bonuses, page 18

2.   It appears from your tabular disclosure on page 19 and Forms 10-Q that you may have reached some of the performance metric goals in the first, third, and fourth

quarters of 2008. In future filings, please ensure that the attainment (or non-attainment) of each performance goal is clear for any particular quarter.

3.   You state that the target bonus amounts for 2008 ranged from 55% to 100% of the base salary earned during the performance period. We note that you do not specify the target bonus for each of the named executive officers, other than for the President/Chief Executive Officer and the Senior Vice president Worldwide Sales. In future filings, please disclose the specific percentage of the base salary that constitute the target bonus for each of the named executive officers.

Exhibits

4.   We note your response to comment 4 of our letter dated April 6, 2009 but continue to believe that you should file the individual offer letters or employment agreements for Mr. Graves, Mr. Burkhart, and Ms. Holly as well as any updated employment agreements with Mr. Stretch and Mr. Fior. It appears that the offer letter could differ materially depending on whether the executive officer was granted stock options or awarded restricted stock units. In this regard, it is not appropriate to file the offer letter as a form agreement.

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You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director